Eversource Energy and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012 (a)	2011
Earnings, as defined:
Net income	$886,004	$827,065	$793,689	$533,077	$400,513
Income tax expense	539,967	468,297	426,941	274,926	170,953
Equity in earnings of regional equity investees	(883)	(1,044)	(1,318)	(1,154)	(671)
Dividends received from regional equity investees	-	-	582	733	940
Fixed charges, as below	397,392	386,451	362,403	353,616	275,948
Less: Interest capitalized (including AFUDC)	(7,221)	(5,766)	(4,062)	(5,261)	(11,758)
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	(12,532)	(12,532)	(12,803)	(11,715)	(9,265)
Total earnings, as defined	$1,802,727	$1,662,471	$1,565,432	$1,144,222	$826,660

Fixed charges, as defined:
Interest expense	$372,420	$362,106	$338,699	$329,945	$250,425
Rental interest factor	5,219	6,047	6,839	6,695	4,500
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	12,532	12,532	12,803	11,715	9,265
Interest capitalized (including AFUDC)	7,221	5,766	4,062	5,261	11,758
Total fixed charges, as defined	$397,392	$386,451	$362,403	$353,616	$275,948

Ratio of Earnings to Fixed Charges	4.54	4.30	4.32	3.24	3.00

(a) NSTAR amounts were included in Eversource beginning April 10, 2012.